UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-134004

Canadian Satellite Radio Holdings Inc.

(Exact name of registrant as specified in its charter)

590 King Street West, Toronto, Ontario, M5V 1M3, (416) 361-1575

(Address of principal executive offices)

12.75% Senior Notes due 2014

 (Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.
Canadian Satellite Radio Holdings Inc. (“CSRH”), a company organized under the laws of Ontario, filed an amended prospectus on June 30, 2006, in respect of an exchange offer of US$100,000,000 of its 12.75% Senior Notes due 2014 (the “Notes”). Accordingly, the duty to file reports under section 13(a) or section 15(d) of the Securities Exchange Act of 1934, as amended (the “Act”) became effective on June 30, 2006.

B.
CSRH has filed or submitted all reports required under section 13(a) or section 15(d) of the Act and corresponding Securities and Exchange Commission (“SEC”) rules for the 12 months preceding the filing of this form, and has filed at least one annual report under section 13(a).

Item 2. Recent United States Market Activity

CSRH’s last registered offering in the United States was of the Notes, pursuant to a prospectus dated June 30, 2006.

Item 3. Foreign Listing and Primary Trading Market

A.	The class of securities that are the subject of this Form are not listed on any exchange.

B.	Not applicable.

C.	Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

As of September 30, 2011, two (2) U.S. residents are holders of the Notes per the DTCC participant holder, JP Morgan Chase.

Item 7. Notice Requirement

A.
The notice, required by Rule 12h-6(h), disclosing CSRH’s intent to terminate its registration of the Notes as well as its reporting obligations under section 13(a) or 15(d) of the Exchange Act was published on October 7, 2011. In addition, CSRH submitted a copy of the notice under cover of a Form 6-K submitted to the SEC on October 7, 2011.

B.	The notice was disseminated in the United States via CNW Group.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10. Exhibits

Not applicable.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(a)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(b)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(c)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Canadian Satellite Radio Holdings Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Canadian Satellite Radio Holdings Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Date: October 11, 2011	CANADIAN SATELLITE RADIO HOLDINGS INC.
By: /s/ Michael Washinushi
Name: Michael Washinushi
Title: Chief Financial Officer